VIA EDGAR

August 15, 2011

Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Nepstar Chain Drugstore Ltd.

Form 20-F for the fiscal year ended December 31, 2010

Filed April 20, 2011

File No. 001-33751

Dear Mr. Rosenberg, Ms. Mast and Ms. Akins,

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 22, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) of China Nepstar Chain Drugstore Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.

Notes to the Consolidated Financial Statements

1. Principles Activities, Organization, and Basis of Presentation

(c) Organization, page F-12

1.	Please provide us proposed disclosure to be included in future periodic reports explaining the term of the agreements and any renewal provisions.

In response to the Staff’s comment, the Company proposes to disclose the terms of the agreements and renewal provisions of the Contractual Agreements (as defined below), included in the note to the consolidated financial statements of the future annual reports headed “1 Principles Activities, Organization, and Basis of Presentation—(c) Organization,” as set out below (with amounts in thousands). The proposed disclosures are underlined for your easy reference:

“The Company was incorporated in the Cayman Islands in August 2004 as part of the reorganization of Shenzhen Nepstar Health Chain Drugstore Co., Ltd., a PRC company that operated the retail drugstore business of Shenzhen Neptunus Group Co., Ltd. (“Neptunus Group”), to facilitate the raising of capital from investors outside of the PRC and the Company’s initial public offering (the “Reorganization”). On November 9, 2007, the Company completed its initial public offering of shares in the form of American Depositary Shares (“ADSs”). The Company’s ADSs are traded on New York Stock Exchange under the symbol “NPD”.

In May 2007, the Company carried out a group reorganization whereby it transferred 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively the “Pre-2009 Regional Companies”) to two PRC companies (the “Transferee Companies”). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in the retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB31,794 to the Company for the 51% equity interest in the Pre-2009 Regional Companies, which was financed by loans provided by the Company. In August 2009, Nepstar Pharmaceutical and the Transferee Companies established Fuzhou Nepstar, each holding 49% and 51% equity interests, respectively. The Transferee Companies paid the initial capital contribution of RMB1,530 with the loans provided by Nepstar Pharmaceutical.

In December 2009, Shenzhen Nepstar E-commerce Co., Ltd. (“Nespstar E-commerce”) was set up with 100% of equity interest owned by Nepstar Pharmaceutical to operate the online retail sales of merchandise. Under the PRC regulations, foreign investors are not allowed to own more than 50% of the equity interests in any “value-added telecommunications services” provider, or an entity conducting an internet content distribution business. As a result, in May 2010, Nepstar Pharmaceutical transferred its entire equity interest in Nepstar E-commerce to the two Transferee Companies. In return for the equity transfer, the Transferee Companies paid a total consideration of RMB10,000 (equal to the initial investment by Nepstar Pharmaceutical) to Nepstar Pharmaceutical. The cash of RMB10,000 was financed by a loan from Nepstar Pharmaceutical.

In order to have the same unilateral control and economic risks and rewards as direct legal ownership of the Pre-2009 Regional Companies, Fuzhou Nepstar and Nepstar E-commerce (collectively referred to as “Regional Companies” hereafter), Nepstar Pharmaceutical entered into certain contractual arrangements (the “Contractual Agreements”) with the Regional Companies, the Transferee Companies and their individual legal owners. The terms of the Contractual Agreements are summarized as follows:

Agreements that Retain Control over the Regional Companies

Under the shareholders agreements (namely the Shareholders Agreements and Equity Pledge Agreements) among Nepstar Pharmaceutical and the Transferee Companies, the Transferee Companies are not allowed to transfer their equity interests in the Regional Companies to a third party, nor are the Transferee Companies allowed to pledge, dispose of or create any encumbrance on such equity interests, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all voting power rights as legal shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate their voting rights in the Board of Directors of the Regional Companies to Nepstar Pharmaceutical. The term of this agreement is indefinite.

Agreements that Retain Economic Risks and Rewards of the Regional Companies

Under the Logistics Service and Information Technology Support Agreements, and the Trade Name License Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, and allows these companies to use the trade names and trademarks for their operations, in exchange for annual service fees and license fees calculated based on each Regional Company’s gross profit. Under the Supply Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical is a supplier of products sold by these companies’ retail drugstores and the use of other suppliers of products sold by these companies’ retail drugstores requires authorization and approval by Nepstar Pharmaceutical. Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. These agreements will expire on May 27, 2017, and are automatically renewed for additional one-year term on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the respective Regional Companies regarding its decision not to renew these agreements. These agreements allow the Regional Companies’ profits to be transferred to the Company through Nepstar Pharmaceutical.

The respective shareholders agreements referred to above stipulate that unanimous approval of shareholders must be obtained before each of the Regional Companies may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interest or in a ratio as otherwise agreed to by the shareholders. In addition, any amounts received by the Transferee Companies from the Regional Companies, including dividends and other distributions on equity interest, shall be deposited in a designated bank account managed by Nepstar Pharmaceutical as security for the loans by Nepstar Pharmaceutical to the two Transferee Companies. The loans have an initial term of one year and are renewable indefinitely at the option of Nepstar Pharmaceutical. Without prior consent of Nepstar Pharmaceutical, these amounts cannot be distributed to the Transferee Companies’ shareholders. Further, Nepstar Pharmaceutical has an exclusive option to acquire all or part of the Transferee Companies’ equity interest in the Regional Companies at a price equal to the respective purchase price initially paid by the Transferee Companies. Nepstar Pharmaceutical also has an exclusive option to acquire all or part of the equity interests in the Transferee Companies from their shareholders at a price equal to the registered capital of these companies.

In the opinion of management, based on consultation with the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations.

According to the Contractual Agreements, the Transferee Companies agree to delegate all the rights to exercise their voting power as shareholders of the Regional Companies to Nepstar Pharmaceutical, and thus the Company has a unilateral controlling financial interest in the Regional Companies. Furthermore, the transfer of 51% legal ownership in the Regional Companies lacked substance for accounting purpose, as the purpose of the transfer was to allow the Company to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in retail drugstore business. Through the Contractual Agreements, the Company has exclusive authority over all decision-making related to the Company’s major operations and employee compensation and has 100% financial interest (either through dividend distribution or provision of logistic, information technology support and consulting services) in the Regional Companies. As a result, the Regional Companies are consolidated by the Company.”

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-14

2.	You consolidate your subsidiaries based on contractual agreements. Please provide us proposed disclosure to be included in future periodic reports clarifying why you believe you are the primary beneficiary of your subsidiaries. In this respect, please clarify how the contractual agreements discussed in Note 1c are enforceable, and grant you the power to direct the significant activities and the right to the economic return of any variable interest entities. Refer to ASC 810-10-50-12.a.

In response to the Staff’s comment to provide proposed disclosure as to why the Company believes it is the primary beneficiary of our subsidiaries, the Company respectively advises the Staff it does not believe that the Regional Companies are subject to consolidation under the guidance in the Variable Interest Entities Subsections of ASC 810 as none of the criteria specified in ASC Topic 810-10-15-14 were met. Accordingly, the required disclosure requirements set forth in ASC 810-10-50-12 are not applicable.

The Company consolidates subsidiaries in which the Company has a controlling financial interest through the direct or indirect ownership of a majority voting interest. Further, the Company makes reference to ASC 810-10-15-8 which states that the usual condition for a controlling financial interest is ownership of a majority voting interest, and as a general rule, ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.

Since the Transferee Companies agree to delegate all the their voting power in the Regional Companies to Nepstar Pharmaceutical, the Company has legal ownership of unilateral controlling financial interests in the Regional Companies. Such unilateral financial control is in the form of a direct holding of 49% of the equity and voting interest in the Regional Companies, and an indirect holding of the remaining 51% equity and voting interest through the Contractual Agreements.

The Company also believes that consolidation of the Regional Companies is consistent with the guidance in the Consolidation of Entities Controlled by Contract subsections of ASC 810.

(m) Revenue recognition, page F-18

3.	Please provide us proposed disclosure to be included in future periodic reports clarifying your policy with respect to the free gifts or a cash coupon to be used for a future purchases issued in conjunction with the Nepstar shopper’s card program. Also, please address your accounting policy for the loyalty points collection program discussed on page 36. Clarify how your policy and presentation comply with ASC 605-50-25 and ASC 605-50-45.

The Company proposes the following disclosure clarifying the Company’s policy with respect to free products or a cash coupon to be used for future purchase issued in conjunction with the Nepstar shopper’s card program to be included in future periodic reports:

“During the year ended December 31, 2010, the Group introduced a Nepstar shopper’s card program (the “Program”). Under the Program, the Group’s retail customers deposit certain amount of cash into the pre-paid cards issued by the Group for future purchase of merchandise in the Group’s drugstores, and receive free products (which are in the form of low-value products sold in the Group’s stores) or a cash coupon to be used as a credit for a future purchase. The unused portion of the pre-paid cards as of the balance sheet date is recorded as deferred income, and recognized as revenue when a customer uses the card for subsequent purchase of merchandise. The amount attributable to the free product is recognized as revenue at the point of sale of the pre-paid cards. The amount attributable to the cash coupon is deferred as a liability and recognized in the income statement upon usage. For all the years presented, the total amount of the free product and cash coupon recognized in the income statement was immaterial.”

With respect to the loyalty points collection program discussed on page 36, the unused loyalty points lapse before the end of the fiscal year and cannot be redeemed in the following year. Moreover, the obligation related to the loyalty points collection program at each quarter end during a fiscal year is not material to the Group. Accordingly, the Company does not believe a significant accounting policy with respect to the loyalty points is required.

Item 15. Controls And Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 91

4.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company respectfully advises the Staff that the Company’s internal audit department personnel (the “IA team”) conducted tests on internal controls over financial reporting, and assisted management in evaluating and assessing the controls. The IA team communicated the evaluation progress and results to the Company’s senior management, including the chief executive officer (the “CEO”) and the chief financial officer (the “CFO”), on a timely basis, as well as to the audit committee of the board of directors of the Company (the “Audit Committee”) on a quarterly basis.

Because the Company has operations in 14 provinces and municipalities in China, financial accounts of daily operations are kept by finance departments at the subsidiary level and are consolidated at the holding company level. Since the business model is identical across regions, the finance department of each subsidiary runs identical procedures in recording operating activities and conducting other relevant routine financial management. The procedures of subsidiary level financial management have been designed and constantly improved over the years to enhance internal control over the reliability of financial reporting at the local level. Control activities incorporated in the procedures emphasize prevention and detection of errors or fraud in recording and compiling local financial statements, and such control activities include segregation of duties, hierarchy of authorization and routine reconciliations among different accounting items. The treatment of non-ordinary operational activities is strictly directed by finance managers at the holding company level. The consolidation of finance books under US generally accepted accounting principles (“US GAAP”) is prepared by the Company’s finance director, and the CFO conducts the final review.

The IA team at the Company carries out visits to subsidiaries on a rotation basis and conducts tests on their execution of the control activities in financial reporting and management on site. Tests include inspections of documents, re-performance of control procedures and examination of subsidiary management review. Deficiencies detected during the visits are documented and reported to the subsidiary general managers, the Company’s finance director, the CFO and the CEO. The IA team then follows up on the remedial actions taken and further tests are carried out either by demanding submission of further evidence or by another visit on site.

The Company adopted the internal control framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate and assess its internal control over financial reporting. The evaluation procedures were as follows:

1.	Scoping. The IA team used the risk-based approach to determine the critical financial reporting elements (i.e., the financial statement accounts and disclosures) to be reviewed. Starting from the consolidated financial statements, the IA team selected the significant accounts and related critical processes, and the business units to be tested. During the risk assessment procedure, many factors were taken into account, including, among others: the nature, size and composition of an account or group of accounts; the nature and types of errors and omissions that could occur; problems noted for prior years; volume, size, complexity and homogeneity of the individual transactions processed through a given account and group of accounts; the nature and effect of related party transactions; the application of an ERP (SAP) system; changes of business; and the size and nature of each business unit.

2.	Document process and controls. The IA team documented the transactions flow that materially impact the priority financial reporting elements and the related controls, and documented the entity controls by means of flowcharts and narratives.

3.	Assessment of the design and operating effectiveness of controls. The IA team assessed effectiveness of controls design at entity and process levels, and tested effectiveness of controls operation at entity and process levels. IT controls were evaluated in this process. The IA team evaluated the IT controls with respect to information general controls, entity level controls and application controls. The IA team documented the tests in the format of a matrix, including the controls objectives, key controls, process owners, related accounts and assertions, audit programs and test results to determine whether the controls work and operate as intended. The IA team has conducted two rounds of tests of in-scope business units on all key controls each year since 2008, consisting of a first-round test usually beginning in the second quarter of the year, and a roll-forward test together with a follow-up test typically carried out during the fourth quarter of the year and finished by January in the following year.

4.	Communication of results. The IA team communicated test results and remedial action plans to process owners and relevant management, defining rectification deadlines and responsible persons. The IA team also updated the CEO and the CFO with the progress and results of the tests. The CEO and the CFO assumed final responsibility for remediation by monitoring and promoting the implementation of process improvement.

5.	Follow up and conclusion. By the end of the calendar year, two rounds of tests were finished, and a conclusion was formulated based on the test results. The IA team communicated the conclusion with the senior management, i.e. the CEO and the CFO, the Audit Committee and the external auditor.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company respectfully advises the Staff that it formed its internal audit function in late 2007. Since 2008, the IA team has documented the key processes, risks and controls, and has performed tests to evaluate the Company’s internal controls over financial reporting with the approach mentioned above.

The function of the Company’s internal audit department is to positively promote process improvement and compliance by implementation of procedures to evaluate internal controls over financial reporting and operational audits. The IA team prioritizes assessment of control activities on financial reporting and allocates more than half of its resources, including personnel and working hours, on this assessment. Upon ensuring sufficient resources for this assessment, the IA team also performs operational audits with the objective of evaluating operational effectiveness and efficiency according to risk assessment results and management’s requests.

The IA team reports audit plans, audit progress, audit results and resources needed and available to the CEO and the CFO, and simultaneously reports to the Audit Committee on both a scheduled and as-required basis. The Audit Committee then provides comments and recommendations, and if it deems the audit plans satisfactory, approves the work progress and action steps to be taken by the Company.

The director of the Company’s internal audit department is a member the Chinese Institute of Certified Public Accountants (“CICPA”) and a certified internal auditor with 11 years of working experience in external auditing, internal auditing and finance management. In addition to the internal audit director, there is one other member of the internal audit department with CICPA qualification who has been with the company for around one year, and one certified internal auditor who has worked for the Company for around two years. Members of the IA team regularly attend in-house and external professional trainings.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversations and disclosures.

The Company respectfully advises the Staff that it maintains books and records in accordance with the accounting rules and regulations in the People’s Republic of China (“PRC GAAP”). On a quarterly basis, the Company and its subsidiaries converts books and records to US GAAP for SEC reporting purposes.

The Company has the following procedures to convert local books and records to US GAAP. These procedures, first established in 2007 when the Company prepared its registration statement for its initial public offering on the New York Stock Exchange and then reinforced in 2008 during the tenure of the Company’s first chief financial officer with endorsement by the Audit Committee, have since been observed and applied by succeeding chief financial officers.

•	The finance team of each subsidiary and the Company prepare the financial information and statements in accordance with PRC GAAP for PRC statutory purposes.

•

The finance director of the Company prepares US GAAP reconciliation at the end of each quarter. All reconciliation items are well documented with detailed calculations and data sources. Key reconciliation areas of the accounts for the subsidiaries will be recalculated and cross-checked by the finance managers at the headquarters before they are finalized and submitted to the finance director of the Company for further review. The Company organized and conducted intensive trainings for the finance managers of the subsidiaries and the Company in early 2008 with regard to the proper practice of conversion from PRC GAAP to US GAAP. The training materials were prepared by the Company’s CFO at the time, who had extensive working experience under US GAAP, and incorporated inputs from the Company’s external auditors. Subsequent updates on both PRC GAAP and US GAAP have been circulated within the finance team on a timely basis.

•

The finance director of the Company reviews the reconciliations submitted by finance managers of the subsidiaries, and prepares the financial statements under US GAAP. The finance director of the Company also prepares disclosures of the material financial information included in the annual financial statements. Finally, the CFO reviews and approves the financial statements and disclosure.

•

The Audit Committee reviews and discusses the Company’s quarterly condensed consolidated balance sheet, condensed consolidated statements of income and the condensed cash flow information (collectively, the “interim financial information”) and related disclosures under US GAAP and in the Company’s Form 6-K filings every quarter, as well the annual consolidated financial statements and related disclosures under US GAAP and in the Company’s annual report on Form 20-F after the end of the fiscal year. In addition, the Audit Committee meets regularly with management and the external auditor to discuss and address any issues related to internal control over financial reporting, financial reporting practices and other findings from the external auditor’s limited procedures or audit work.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

1.	The CFO is responsible for overall supervision of the preparation of the company’s financial statements and evaluation of the internal control over financial reporting. He is the final reviewer of the interim financial information and annual financial statements and disclosure under both PRC GAAP and US GAAP. He also receives routine as well as ad hoc reports from the IA team regarding findings from evaluation of the company’s internal control systems. He meets with the Company’s external auditor regularly to address issues identified during their interim and annual work on the Company’s financial statements and internal control. He reports to the Audit Committee on a quarterly basis with regard to the financial statements and information prepared under US GAAP. The Audit Committee conducts careful and comprehensive review of the financial statements and information submitted, and may give instructions to make sure proper policies under US GAAP are adopted, especially in treating non-routine items.

The CFO joined the Company in 2003 and has since served as the Company’s financial controller until the Company’s board of directors appointed him as chief financial officer in November 2010. He has profound understanding of the Company’s business operations and financial reporting systems, and helped to prepare the Company for its initial public offering on the New York Stock Exchange in 2007.

Prior to joining the Company, he worked as a director, vice general manager and chief financial officer in China Resources Supermarket (Suzhou) Co., Ltd. from 1999 to 2001. From 1992 to 2002, he also held a financial management position at China Resources Supermarket (HK) Co., Ltd.

He has been a finance professional throughout his career. He received a bachelor’s degree in accounting from the University of International Business and Economics in China in 1992. He is a PRC certified accountant.

He attends trainings offered by reputable international auditing firms with respect to best practices for reporting under US GAAP and internal control over financial reporting.

2.	The person primarily responsible for preparing and supervising the preparation of the Company’s financial statements is the Company’s finance director, who assists and reports to the CFO. He regularly reviews the US GAAP reconciliations prepared by the finance managers of the subsidiaries and checked by the finance managers at the holding company level. He also prepares the consolidated financial statements under US GAAP and the relevant disclosures. He works closely with the IA team to address any issues and deficiencies detected during the operational audit and evaluation of internal control over financial reporting. He maintains regular communication with the Company’s external auditor during the review and audit process.

He joined the Company in 2004 as a finance manager and was promoted to finance director in 2008. Prior to joining the Company, he worked as an external auditor at LiXin DaHua Auditing Firm in China for over three years and has also participated in auditing projects concerning the financial reporting of several companies listed in mainland China stock markets.

He graduated from Hangzhou Dianzi University with a bachelor’s degree in accounting in 2000. He has solid knowledge of financial reporting practice under PRC GAAP. He actively participated in the initial public offering of the Company in 2007 and has since accumulated extensive experience in reporting under US GAAP. He, along with the staff of the finance departments of the Company and its subsidiaries who prepare the financial statements, regularly attends trainings coordinated by the Company and offered by reputable international auditing firms with respect to best practices for reporting under US GAAP.

3.	The person primarily responsible for evaluation of the Company’s internal control over financial reporting is the Company’s internal audit director. She leads the IA team in the execution of operational audits and tests on internal controls over financial reporting in compliance with section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). She conducts the risk assessment of the Company’s internal control system and supervises the IA team in developing, conducting and documenting the internal audit program. She prepares summary reports, presents findings and discusses recommendations with senior management and the Audit Committee. She maintains regular communication with the Company’s external auditor to address issues raised during the internal control over financial reporting audit process.

She joined the Company as internal audit director in 2009. Before joining the Company, she served as a financial manager between January 2008 and March 2009 at RR Donnelley Printing (Shenzhen) Co., Ltd., a subsidiary of a U.S.-listed company. She worked as audit manager and assistant audit manager at China Resources Enterprise, a Hong Kong-listed company, from October 2005 to December 2007 and September 2004 to September 2005, respectively. Prior to that, she worked at Ernest & Young, Shenzhen Office as senior staff accountant between October 2003 and July 2004 and as staff accountant between October 2000 and September 2003. As an independent auditor at Ernst & Young, Shenzhen Office, she audited U.S.-listed companies’ financial statements prepared under US GAAP. As the finance manager of RR Donnelley Printing (Shenzhen) Co., Ltd., she was responsible for preparation of the financial statements under US GAAP.

She received a bachelor’s degree in international trade from Zhongshan University in 2000. She is a member of the CICPA as well as a certified internal auditor. She attends trainings offered by reputable international auditing firms with respect to best practices for reporting under US GAAP and internal control over financial reporting.

4.	The Company regularly consults with its U.S. legal counsel as to legal compliance with applicable SEC rules and regulations.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that it does not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that it does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

Do you have an audit committee financial expert?

You identify an audit committee financial expert in your filing. Please describe his qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

The Audit Committee consists of three independent directors. They started to serve the Company as board members as well as Audit Committee members in November 2007. All three Audit Committee members actively supervise the Company’s financial reporting practice under US GAAP and the Company’s internal control over financial reporting. Alistair Eric MacCallum Laband is listed as an “audit committee financial expert” in the 2010 Annual Report. The Company respectfully advises the Staff that Mr. Laband is the chairman of the Audit Committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Alistair Eric MacCallum Laband, Chairman of the Audit Committee

Mr. Laband qualified as a chartered accountant in 1979. He subsequently had a 27 year career in public accounting with PricewaterhouseCoopers in Hong Kong, Taiwan and mainland China including 21 years as a partner. During this time his responsibilities included directing the audits of the US GAAP financial statements of subsidiaries, associates and branches of major U.S. corporations or other multinationals requiring US GAAP accounts, including IBM, HP, Kodak, AMOCO, United Technologies Group, Chase Manhattan, J.P. Morgan, AIG, Caterpillar and Bristol Myers Squibb. Mr. Laband also conducted due diligence reviews on behalf of U.S. multinational corporations of acquisition targets in Taiwan and mainland China, including the conversion of financial statements prepared in accordance with local GAAP into US GAAP.

In addition to the reviews of controls inherent in these audits, Mr. Laband has extensive subsequent practical experience on internal control over financial reporting. From November 2008 until March 2011, he was engaged as a consultant to CITIC Pacific Ltd, a company listed on the Hong Kong Stock Exchange with substantial operations in mainland China, Hong Kong and Australia. In this role, Mr. Laband advised on and implemented steps necessary to strengthen the application of the COSO internal control framework across the CITIC Pacific Group and prepared reports on such actions for its audit committee and annual report. In addition, Mr. Laband in conjunction with internal audit personnel of CITIC Pacific Group directed the annual COSO framework self-assessment exercise conducted by all major operations and head office functions in the CITIC Pacific Group and critically reviewed and reported on the results of this exercise to the board through the audit committee. Mr. Laband was responsible for preparing a “Control Standards Manual” that set the standards for internal control across the CITIC Pacific Group. He also advised on the drafting of a “Treasury Management Manual,” directed the annual assessment of the effectiveness of the accounting function in the CITIC Pacific Group and its training policies and budgets, and prepared training policies for finance and accounting personnel. Mr. Laband took a major part in CITIC Pacific’s drive to enhance its annual and half-yearly financial reporting, including conducting critical reviews of financial statements and related disclosures and the management’s discussion and analysis of results. In addition, he advised on the selection and implementation of IT systems designed to enhance the timely and accurate preparation of financial reports.

Barry Buttifant, member of the Audit Committee

Mr. Buttifant was admitted as a member of the Association of Chartered Certified Accountants (“ACCA”) in October 1966 and now a fellow of the ACCA. Mr. Buttifant’s membership in the Hong Kong Institute of Certified Public Accountants dates back to 1979.

Mr. Buttifant has been in top management roles in all his 32 years in Hong Kong, and has served as managing director or finance director in most of the companies with which he has been involved. All of these companies have been public companies, listed in Hong Kong, Singapore or Japan, other than those companies listed in the U.S. Mr. Buttifant has been an independent non-executive director of many companies since 1991, including Giordano International Limited, for which Mr. Buttifant also serves as the chairman of the Audit Committee.

Mr. Buttifant has acted as a non-executive director for NASDAQ-listed companies since 2003, including Global-Tec Advanced Innovations Inc., and he is very familiar with the listing rules, in addition to corporate finance and accounting practices and US GAAP accounting rules. None of the companies with which Mr. Buttifant has been involved have filed for bankruptcy, had any major financial controversies, or received any censure from various stock exchanges for non-compliance or regulatory issues.

Gary Siu Kwan Sik, member of the Audit Committee

Mr. Sik has more than 20 years of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as the Hong Kong operations of the securities and investment banking division of a state-owned PRC bank, responsible for business development and regional business operations. He has been actively involved in a number of initial public offerings and cross-border mergers and acquisitions. Through the financial review and due diligence process involved in these transactions, Mr. Sik accumulated in-depth experience in financial statement analysis and internal control review and implementation of companies in various industries. Although most of the companies involved prepared their financial statements under international accounting standards or Hong Kong generally accepted accounting principles, the Company considers that Mr. Sik’s experience in these areas is relevant and valuable in discharging his duty as a member of the Audit Committee. Mr. Sik achieved his bachelor’s degree in engineering science and master’s degree in arts from Oxford University in 1989 and 2006, respectively. Mr. Sik is a member of The Institute of Chartered Accountants in England and Wales and a fellow member of Hong Kong Institute of Certified Public Accountants. He is an independent non-executive director of China Glass Holdings Limited, a company listed on the Stock Exchange of Hong Kong Limited. Since 2007, Mr. Sik has been acting as the chairman of audit committee of the board of directors of Simcere Pharmaceutical Group (“Simcere”), a company listed on the New York Stock Exchange that manufactures and supplies branded generic pharmaceutical products for the China market. He has been actively involved in the preparation and review of Simcere’s financial statements and quarterly financial reports. He has also been supervising Simcere’s internal audit team for SOX compliance matters. Mr. Sik has, through his role in Simcere, acquired knowledge in US GAAP and internal control over financial reporting.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zixin Shao
Zixin Shao
Chief Financial Officer

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